UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by China Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 25, 2014, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, unaudited condensed consolidated statements of cash flows, notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-191121 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2014 of the Company.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2014	2014	2014
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		1,882,901	2,156,527	351,340
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; September 30, 2014: RMB23,691 (US$3,860))		95,273	110,412	17,988
Inventories		31,583	25,611	4,172
Prepaid expenses and other receivables		37,010	16,712	2,723
Debt issuance costs	5	3,616	3,608	588
Deferred tax assets		7,664	8,578	1,398
Total current assets		2,058,047	2,321,448	378,209

Property, plant and equipment, net	3	626,632	616,545	100,446
Non-current prepayments		208,894	208,429	33,957
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; September 30, 2014: RMB48,300 (US$7,869))		225,496	211,805	34,507
Inventories		48,385	54,062	8,808
Intangible assets, net		120,549	118,239	19,263
Available-for-sale equity securities		144,247	139,637	22,750
Other investment		189,129	189,129	30,813
Debt issuance costs	5	7,854	6,028	982
Deferred tax assets		1,789	2,648	431
Total assets		3,631,022	3,867,970	630,166

LIABILITIES

Current liabilities
Bank loan	4	60,000	60,000	9,775
Accounts payable		10,422	15,624	2,545
Accrued expenses and other payables		102,559	77,625	12,647
Deferred revenue		196,432	208,151	33,912
Amounts due to related parties		21,453	22,245	3,624
Income tax payable		2,571	7,202	1,173
Deferred tax liabilities		3,900	6,500	1,059
Total current liabilities		397,337	397,347	64,735

Convertible notes	5	777,753	797,227	129,884
Non-current deferred revenue		823,921	962,574	156,822
Other non-current liabilities		164,077	189,529	30,878
Deferred tax liabilities		27,938	27,331	4,453
Total liabilities		2,191,026	2,374,008	386,772

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2014	2014	2014
	RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,046
Treasury stock, at cost (March 31 and September 30, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(459)
Accumulated other comprehensive income	84,263	81,393	13,260
Retained earnings	555,323	612,308	99,756
Total equity attributable to China Cord Blood Corporation	1,435,042	1,489,157	242,611

Non-controlling interests	4,954	4,805	783

Total equity	1,439,996	1,493,962	243,394

Commitments and contingencies	—	—	—

Total liabilities and equity	3,631,022	3,867,970	630,166

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2013	2014		2013	2014
		RMB	RMB	US$	RMB	RMB	US$

Revenues		141,635	152,122	24,784	270,356	305,453	49,764
Direct costs		(27,360)	(30,348)	(4,944)	(51,852)	(60,124)	(9,795)
Gross profit		114,275	121,774	19,840	218,504	245,329	39,969

Operating expenses
Research and development		(2,310)	(2,330)	(380)	(4,833)	(4,829)	(787)
Sales and marketing		(27,633)	(30,953)	(5,043)	(56,057)	(62,696)	(10,214)
General and administrative		(28,042)	(31,028)	(5,055)	(55,444)	(60,174)	(9,804)
Total operating expenses		(57,985)	(64,311)	(10,478)	(116,334)	(127,699)	(20,805)

Operating income		56,290	57,463	9,362	102,170	117,630	19,164

Other expense, net
Interest income		4,312	4,704	766	8,494	8,970	1,461
Interest expense		(16,461)	(25,209)	(4,107)	(31,219)	(50,104)	(8,163)
Exchange gain/(loss)		69	(182)	(30)	(55)	(2)	—
Dividend income		—	—	—	8,722	1,196	195
Others		514	680	111	1,044	1,297	211
Total other expense, net		(11,566)	(20,007)	(3,260)	(13,014)	(38,643)	(6,296)

Income before income tax		44,724	37,456	6,102	89,156	78,987	12,868

Income tax expense	6	(19,706)	(10,214)	(1,664)	(31,079)	(22,151)	(3,609)
Net income		25,018	27,242	4,438	58,077	56,836	9,259
Net income attributable to non-controlling interests		(114)	7	1	(267)	149	24
Net income attributable to China Cord Blood Corporation’s shareholders		24,904	27,249	4,439	57,810	56,985	9,283

Net income per share:
Attributable to ordinary shares	7
- Basic		0.33	0.35	0.06	0.73	0.72	0.12
- Diluted		0.33	0.35	0.06	0.73	0.72	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		2,789	913	149	9,594	1,442	235
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax		59,220	(8,818)	(1,437)	83,558	(4,312)	(703)
Comprehensive income		87,027	19,337	3,150	151,229	53,966	8,791

Comprehensive income attributable to non-controlling interests		(114)	7	1	(267)	149	24
Comprehensive income attributable to China Cord Blood Corporation’s shareholders		86,913	19,344	3,151	150,962	54,115	8,815

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	China Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2014	73,140,147	50	798,221	(136,899)	(2,815)	84,263	555,323	4,954	1,439,996
Net income	—	—	—	—	—	—	56,985	(149)	56,836
Other comprehensive income	—	—	—	—	—	(2,870)	—	—	(2,870)
Balance as of September 30, 2014	73,140,147	50	798,221	(136,899)	(2,815)	81,393	612,308	4,805	1,493,962

Balance as of September 30, 2014 - US$		$8	$130,046		$(459)	$13,260	$99,756	$783	$243,394

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2013	2014	2014
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	229,623	295,691	48,174

Cash flows from investing activities:
Purchase of property, plant and equipment	(57,069)	(22,407)	(3,651)
Proceeds from disposal of property, plant and equipment	178	12	2
Net cash used in investing activities	(56,891)	(22,395)	(3,649)

Cash flows from financing activities:
Repayments of bank loan	(50,000)	(60,000)	(9,775)
Proceeds from bank loan	60,000	60,000	9,775
Payments for repurchase of shares	(4,422)	—	—
Payments for debt issuance costs	(3,242)	—	—
Net cash provided by financing activities	2,336	—	—

Effect of foreign currency exchange rate change on cash and cash equivalents	213	330	54

Net increase in cash and cash equivalents	175,281	273,626	44,579

Cash and cash equivalents at beginning of period	1,494,099	1,882,901	306,761

Cash and cash equivalents at end of period	1,669,380	2,156,527	351,340

Non-cash investing activities:
Payable for property, plant and equipment	14,789	—	—

Supplemental disclosures of cash flow information:
Cash paid for income taxes	30,888	23,680	3,858
Cash refund for income taxes	—	18,279	2,978
Cash paid for interest, net of capitalized interest	51,670	28,268	4,605

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities and basis of presentation

(a)                                 Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2014, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)                                 Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2014 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2014 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2014.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2014, the results of operations for the three and six months ended September 30, 2013 and 2014, and cash flows for the six months ended September 30, 2013 and 2014 have been made.

For the convenience of the readers, certain amounts as of and for the three and six months ended September 30, 2014 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.1380, being the spot exchange rate of U.S. dollars in effect on September 30, 2014 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2014 or at any other date.

2                                         Summary of significant accounting policies

(a)                                 Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as non-controlling interests. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b)                                 Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the establishment of the selling prices of multiple deliverables in revenue arrangements, the estimation of direct costs for the provision of donated cord blood for transplantation and research, the useful lives of property, plant and equipment and intangible assets, the valuation of property, plant and equipment, intangible assets and investment securities, the valuation allowances for receivables and deferred tax assets and the realizability of inventories.

3                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2014	2014	2014
	RMB	RMB	US$

Buildings	578,513	580,960	94,649
Leasehold improvements	14,864	14,864	2,422
Machineries	118,449	133,208	21,702
Motor vehicles	14,885	15,272	2,488
Furniture, fixtures and office equipment	35,433	38,558	6,282
Construction-in-progress	9,684	893	145
	771,828	783,755	127,688
Less: Accumulated depreciation	(145,196)	(167,210)	(27,242)
Total property, plant and equipment, net	626,632	616,545	100,446

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2013 and 2014 was RMB7,560 and RMB12,146 (US$1,979), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2013 and 2014 was RMB14,998 and RMB22,398 (US$3,649), respectively.

As of March 31, 2014 and September 30, 2014, buildings with carrying value of RMB114,570 and RMB111,052 (US$18,093) were collateralized for a short-term bank loan of RMB60,000 and RMB60,000 (US$9,775) (see Note 4), respectively.

4                                         Bank loan

On August 12, 2013, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%. The Group repaid the bank loan in full on August 11, 2014.

On August 25, 2014, the Group borrowed RMB60,000 (US$9,775) from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.6%.

The bank loans are denominated in RMB and are collateralized by certain buildings of the Group (see Note 3).

5                                         Convertible notes

The carrying amount of the convertible notes to KKR China Healthcare Investment Limited (“KKRCHIL”) (the “KKR Note”) and to Golden Meditech Holdings Limited (“GMHL”), which is a major shareholder of the Company, (the “GM Note”) (collectively the “Notes”), is summarized in the following table:

	March 31,	September 30,
	2014	2014	2014
	RMB	RMB	US$

Principal amount of the KKR Note	403,315	401,950	65,486
Principal amount of the GM Note	310,302	309,192	50,373
Cumulative interest payable	64,136	86,085	14,025
Carrying amount	777,753	797,227	129,884

The Company accrued interest on the Notes based on the guaranteed 12% internal rate of return per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the unaudited condensed consolidated balance sheets. Debt issuance costs capitalized in connection with the issuance of the Notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

In November 2014, GMHL completed the sale of the GM Note of US$50,000 in aggregate principal amount to Magnum Opus International Holdings Limited (“Magnum”), which is controlled by the Company’s chairman, and Cordlife Group Limited (“CGL”), for a total consideration of US$88,090. As a result, GMHL caused the Company to issue the note of US$25,000 in aggregate principal amount to each of Magnum and CGL. The GM Note was simultaneously cancelled. The Company, Magnum and CGL agreed to be bound by the terms of the registration rights agreement as though Magnum and CGL were original parties thereto.

Interest relating to the Notes was recognized as follows:

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$

KKR Note interest incurred	12,190	13,488	2,197	24,320	26,638	4,340
GM Note interest incurred	9,496	9,843	1,604	18,827	19,587	3,191
Amortization of debt issuance costs	912	912	149	1,819	1,814	295
Notes related interest cost capitalized	(6,600)	—	—	(14,789)	—	—
Total interest expense	15,998	24,243	3,950	30,177	48,039	7,826

6                                         Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2012, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprise (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. Subject to reapplication, Beijing Jiachenhong’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2014 to December 31, 2016. Management believes that Beijing Jiachenhong meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax.

In June 2011, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. In April 2014, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015.

The new Enterprise Income Tax law and its implementation rules impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. During the period ended September 30, 2013, withholding tax of RMB6,000 was levied on dividends distributed by the Company’s PRC subsidiary to the holding company outside the PRC. As of March 31, 2014 and September 30, 2014, the Company has provided RMB3,900 and RMB6,500 (US$1,059), respectively, for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. As of September 30, 2014, such unremitted earnings that may be subject to the withholding tax amounted to RMB844,481 (US$137,582) and the related unrecognized deferred tax liability was RMB84,448 (US$13,758).

The Company’s effective income tax rates for the three months ended September 30, 2013 and 2014 were 44.1% and 27.3%, and were 34.9% and 28.0% for the six months ended September 30, 2013 and 2014, respectively. The effective income tax rates for the three and six months ended September 30, 2013 and 2014 differ from the PRC statutory income tax rate of 25% primarily due to the effect of Beijing Jiachenhong and Guangzhou Nuoya’s preferential tax treatments, which is offset by the effect of non-PRC entities not being subject to income tax, and the effect of withholding tax.

As of and for the six months ended September 30, 2014, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

7                                         Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the three and six months ended September 30, 2013 and 2014 respectively:

		Three months ended September 30,
	Note	2013	2014	2014
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		24,904	27,249	4,439
Earnings allocated to participating convertible notes	(i)	(722)	(1,638)	(267)
Net income for basic and diluted net income per share		24,182	25,611	4,172

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		0.33	0.35	0.06
- Diluted	(ii)	0.33	0.35	0.06

		Six months ended September 30,
	Note	2013	2014	2014
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		57,810	56,985	9,283
Earnings allocated to participating convertible notes	(i)	(4,417)	(4,246)	(692)
Net income for basic and diluted net income per share		53,393	52,739	8,591

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		0.73	0.72	0.12
- Diluted	(ii)	0.73	0.72	0.12

Notes:

(i)                                     The KKR Note and GM Note provide KKRCHIL and GMHL with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the Notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company’s shareholders is reduced by such allocated earnings to participating convertible notes for each reporting period in both basic and diluted net income per share computation.

(ii)                                  During the three and six months ended September 30, 2013 and 2014, the Company had potentially dilutive ordinary shares of 40,521,495 respectively, representing shares issuable upon conversion of the Notes (see Note 5). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

Other Events

On November 25, 2014, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2014. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 25, 2014
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: December 12, 2014